  EXHIBIT 99.13

AMC Mining Consultants (Canada) Ltd. BC0767129 200 Granville Street, Suite 202 Vancouver BC V6C 1S4 Canada
T +1 604 669 0044 E vancouver@amcconsultants.com W amcconsultants.com

CERTIFICATE OF AUTHOR

I, Mo Molavi, P.Eng., of Vancouver, British Columbia, do hereby certify that:

1

I am currently employed as a Director / Mining Services Manager / Principal Mining Engineer with AMC Mining Consultants (Canada) Ltd., with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4.

2

This certificate applies to the Technical Report titled “Technical Report, Skouries Project, Greece” with an effective date of 22 January 2022 (the “Technical Report”), prepared for Eldorado Gold Corporation (“the Issuer”).

3

I am a graduate from Laurentian University in Sudbury, Canada (Bachelor of Engineering in 1979) and McGill University of Montreal, Canada (Master of Engineering in Rock Mechanics and Mining Methods in 1987). I am a registered member in good standing of the Association of Professional Engineers and Geoscientists of Saskatchewan (License #5646), the Engineers and Geoscientists British Columbia (License #37594), and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum. I have worked as a Mining Engineer for a total of 43 years since my graduation from university and have relevant experience in project management, feasibility studies, and technical report preparations for mining projects.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have visited the Skouries Property on 7 - 9 September 2016.

5	I am responsible for parts of Sections 1, 16, 18, 25, and 26 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have not had prior involvement with the property that is the subject of the Technical Report.

8	I have read NI 43-101 and the section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 22 January 2022

Signing Date: 31 March 2022

“Signed and Sealed”

Mo Molavi

__________________________

Mo Molavi, P.Eng.

Director / Mining Services Manager / Principal Mining Engineer

AMC Mining Consultants (Canada) Ltd.